
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 17, 2009

Mr. Timothy K. Pistell
Executive Vice President – Finance and Administration and Chief Financial Officer
Parker-Hannifin Corporation
6035 Parkland Boulevard
Cleveland, OH 44124-4141

Re: Parker-Hannifin Corporation
Form 10-K for the year ended June 30, 2008
Form 10-Q for the quarter ended December 31, 2008
File No. 1-4982

Dear Mr. Pistell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief